November 30, 2020 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE

Washington, D.C. 20549

Attn:       Mitchell Austin

Re:        Flying Eagle Acquisition Corp.

Registration Statement on Form S-4

Filed November 17, 2020

File No. 333-248638

Dear Mr. Austin:

On behalf of our client, Flying Eagle Acquisition Corp., a Delaware corporation (the “Company”), we file herewith Amendment No. 4 (“Amendment No. 4”) to the above-referenced registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 17, 2020 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated November 27, 2020 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 4.

Risks Related to Skillz’s Business and Industry

Our growth will depend on our ability to attract and retain users who participate in paid entry-fee contests. . . , page 58

1.	Please revise to disclose the extent to which your business relies on end-users continuing to apply winnings and prizes to future paid entry-fee contests, and include quantified information to provide sufficient context to the disclosure. Also, address the potential impact on future revenues and liquidity if end-users decided to withdraw winnings rather than enter subsequent paid competitions.

Response: The Company has revised the disclosure on page 57 of Amendment No. 4 in response to the Staff’s comments.

U.S. Securities and Exchange Commission

November 30, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations of Skillz

Our Financial Model, page 182

2.	We note your response to prior comment 7. Please revise to disclose the following as it relates to your measure of gross marketplace volume (GMV):

•	Clarify that total entry fees paid by users includes entry fees paid with cash deposits as well as prior winnings that have not been withdrawn and incentives earned in gameplay such as bonus cash; and

•	Quantify the extent to which GMV is from cash deposits used for paid entry fees. In this regard, your disclosure that "the majority" of GMV is “paid out in prizes does not provide sufficient indication as to the significance of paid entry fees that are from previous winnings and loyalty credits.

Response: The Company has revised the disclosure on pages 165, 167, 173, 180, and 181 of Amendment No. 4 in response to the Staff’s comments.

Components of Results of Operations

Revenue, page 183

3.	In describing how you recognize revenue you disclose that end users pay entry fees for cash games and that the commission you withhold from such fees is shared between Skillz and the game developers. Please revise to clarify that entry fees for cash games may be paid with cash deposits, previous winnings that have not been withdrawn, or incentives, and explain that you recognize revenue based on entry fees regardless of how they are paid. In addition, as the developer share is determined using net deposits, revise to clarify that the developer does not directly share in revenue earned from entry fees paid with winnings that have not been withdrawn or incentives earned in gameplay. Ensure that your disclosure throughout the filing is clear as to the paid entry fees on which you earn revenue and the paid entry fees in which net revenues, less certain costs, are directly shared with the developers.

Response: The Company has revised the disclosure on pages 182, 190 and F-37 of Amendment No. 4 in response to the Staff’s comments.

Skillz Financial Statements as of December 31, 2019 and 2018

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-36

4.	Please disclose that Bonus Cash or cash league prizes that were recorded as marketing expense can be used by end-users to enter into future paid entry fee competitions. In addition, clarify that Bonus Cash, recorded as reduction of revenue and as marketing expense, cannot be withdrawn by end users.

Response: The Company has revised the disclosure on pages 191 and F-37 of Amendment No. 4 in response to the Staff’s comments.

U.S. Securities and Exchange Commission

November 30, 2020

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Eli Baker, President, Chief Financial Officer and Secretary, Flying Eagle Acqusition Corp.

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